Lucas GC Limited

Room 5A01, 4th Floor, Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing, China

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce and Matthew Crispino

Re:	Lucas GC Limited

Registration Statement on Form F-1

Filed February 28, 2023

File No. 333-270107

Dear Ms. Pierce and Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lucas GC Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Friday, March 31, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard Lee
Howard Lee
Chief Executive Officer

cc:	DLA Piper UK LLP ArentFox Schiff LLP